OUVO, INC.
325-3495 Cambie Street, Vancouver, British Columbia V5Z 4R3

April 18, 2007

BY EDGAR

Attention: Karen Garnett and Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Garnett and Gowetski,

Re: Ouvo, Inc. - Pre Schedule 14A - File No. 0-49838

     Ouvo, Inc. (the "Registrant") hereby acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

OUVO, INC.

     /s/ Kent Carasquero

_________________________________
Kent Carasquero
President, Chief Executive Officer and Director